Able View Global Inc.

Room 1802, Shanghai International Building

511 Weihai Road, Jing’an District

Shanghai, China

May 31, 2023

Nicholas Nalbantian/Mara Ransom

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Able View Global Inc. Amendment No. 1 to Registration Statement on Form F-4 Filed April 28, 2023 File No. 333-270675

Dear Mr. Nalbantian and Ms. Ransom:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of May 18, 2023 with respect to the Amendment No.1 to the Registration Statement on Form F-4 (the “F-4/A”) filed with the SEC on April 28, 2023 by Able View Global Inc. (the “Company”). Please note that all references of the page numbers in the responses refer to those of the Amendment No. 2 to the Registration Statement on Form F-4 (the “F-4/A No.2”) filed with the SEC concurrently with the submission of this letter.

For your convenience, each of the responses by the Company to the Staff’s comments is set forth in bold below, following each comment.

Amendment No. 1 to Registration Statement on Form F-4 Filed April 28, 2023

Questions and Answers About the Proposals, page 29

1.	We note your response to comment 4. Please explain to us why you believe presenting the “total pro forma equity value post-redemption” measure provides meaningful information to an investor. Please also explain to us why it is reasonable to value Able View Global Inc.’s common stock using the redemption price of HMAC Public Shares.

COMPANY RESPONSE: In response to the Staff’s comment, we deleted the line item of “total pro forma equity value post-redemption” on page 37 to avoid misunderstanding to our investors.

Summary of Financial Information, page 136

2.	We note your response to comment 34 from our letter dated January 26, 2023, and we reissue in part. Now that financial data is available for the year ended December 31, 2022, please revise this section to discuss whether and how performance for the fiscal year ended December 31, 2022 has differed compared to estimated results and explain the reason(s) for any differences in performance.

COMPANY RESPONSE: In response to Staff’s comment, the Company has revised the footnote to the “2022” column of the projections table on page 136 of the F-4/A No.2 to illustrate the reasons why the actual operating results for the fiscal year ended December 31, 2022 are lower than the previously projected results based on the management’s estimates.

Index to Consolidated Financial Statements, page F-1

3.	We note your response to comment 5. We continue to believe that you should include audited financial statements for Able View Global Inc. pursuant to Item 14(h) of Form F-4 if Able View Global Inc. has been in existence less than a year and has not yet commenced operations, you may instead include an audited balance sheet that is no more than nine months old.

COMPANY RESPONSE: In response to the Staff’s comment, we have included the audited financial statements of Able View Global Inc. as of December 31, 2022 to the F-4/A No. 2.

Able View Inc. Consolidated Statements of Cash Flows, page F-26

4.	Please reconcile the amounts reported as change in amount due from related parties, change in amount due to related parties, current, advances to a related party, collections of advances from a related party, borrowings from related parties, and repayment of short-term borrowings to related parties on the statement of cash flows for 2022 to the changes in the related balance sheet line items on page F-23 and the disclosure under Note 11 on page F-42.

COMPANY RESPONSE: In response to the Staff’s comment, the reconciliation is presented in the table below:

	December 31, 2022
	US$
Amount due from related parties
Balance as of December 31, 2021	408,960	Tied up to F-23
Changes in Amount due from related parties	1,406,704	Tied up to F-26
Advances to a related party	2,610,257	Tied up to F-26&F-43
Collection of advances from a related party	(1,698,618)	Tied up to F-26&F-43
Borrowings from related parties	(965,968)	Note a
Repayment of short-term borrowings to related parties	1,209,595	Note b
Payment of dividends	116,315	Note c
Foreign exchange adjustments	(33,794)
Balance as of December 31, 2022	3,053,451	Tied up to F-23

	December 31, 2022
	US$
Amount due to related parties
Balance as of December 31, 2021	16,591,738	Tied up to F-23
Changes in amount due to related parties	16,660	Tied up to F-26
Borrowings from related parties	(17,333,458)	Note a
Repayment of short-term borrowings to related parties	13,792,520	Note b
Declaration of dividends	(15,189,681)	Tied up to page 213
Payment of dividends	6,829,839	Note c
Foreign exchange adjustments	745,709
Balance as of December 31, 2022	27,730,149	Tied up to F-23
Amount due to related parties, current	9,380,129	Tied up to F-23
Amount due to related parties, noncurrent	18,350,020	Tied up to F-23

Note:

a.	Borrowings from related parties. Total borrowings from related parties amounted to $18,299,426, tied up to “Borrowings from related parties” on page F-26 and page F-43.

b.	Repayment of short-term borrowings to related parties. Total borrowings from related parties amounted to $15,002,115, tied up to “Repayment of short-term borrowings to related parties” on page F-26 and page F-43.

c.	Payment of dividends. Total payment of dividends amounted to $6,946,154, tied up to “Payments of dividends to shareholders” on page F-26 and page F-43.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Elizabeth F. Chen at (212) 326-0199, echen@pryorcashman.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Jing Tang
Jing Tang
Chief Financial Officer

cc: Elizabeth F. Chen

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